 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-264992, 333-267160, 333-279017 and 333-280391).

 EXPLANATORY NOTE

On July 9, 2024 the Company announced the appointment of Louise Tallon as Chief Financial Officer (“CFO”). Louise will join Trinity Biotech in August 2024. Des Fitzgerald, who has acted as interim CFO since December 2023 will continue as interim CFO until late July 2024.

Additionally, Mr. Simon Dunne, Chief Accounting Officer of Trinity Biotech, will be leaving the Company in August 2024. His role as Chief Accounting Officer will also be assumed by Ms. Tallon. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Announces Appointment of A New CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Des Fitzgerald
Des Fitzgerald
Interim Chief Financial Officer

Date:  July 11, 2024